U.S. Securities and Exchange Commission

                         Washington, D.C.

                              FORM 3

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act or 1935 or Section 30(f) of the Investment Company Act of 1940.


1.   Name and Address of Reporting Person

     Luc Hardy
     303 Cognewaugh Road
     Greenwich - Cos Cob, CT  06807
______________________________________________________________________

2.   Date of Event Requiring Statement

     January 19, 1999
______________________________________________________________________

3.   IRS Identification Number of Reporting Person (voluntary)


______________________________________________________________________

4.   Issuer Name and Ticker or Trading Symbol

     SALIVA DIAGNOSTIC SYSTEMS, INC.  (SALV)
______________________________________________________________________

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [   ]   Director                                  [X]   10% Owner
     [   ]   Officer (give title below)                [   ]   Other (specify
                                                                     below)

     ________________________________

______________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
______________________________________________________________________

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X] Form filed by One Reporting Person
     [   ] Form filed by More than One Reporting Person
______________________________________________________________________

TABLE 1 -- Non-Derivative Securities Beneficially Owned
______________________________________________________________________

1.   Title of Security
     (Instr. 4)

     Common Stock
______________________________________________________________________

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     1,500,000
______________________________________________________________________

3.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr.  5)

     D
______________________________________________________________________

4.   Nature of Direct Beneficial Ownership
     (Instr.  5)

     The securities above were acquired as part of a settlement of a lawsuit filed by Luc Hardy against the Issuer.
______________________________________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction
5(b)(v).

TABLE II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
______________________________________________________________________

1.   Title of Security
     (Instr. 4)

     N/A
______________________________________________________________________

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:   N/A
     Expiration Date:    N/A
______________________________________________________________________

3.   Title and Amount of Securities Underlying Derivative Security
     (Instr.  4)

     Title:    N/A
     Amount or Number of Shares: N/A
______________________________________________________________________

4.   Conversion or Exercise Price of Derivative Security

     N/A
______________________________________________________________________

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr.  5)

     N/A
______________________________________________________________________

6.   Nature of Indirect Beneficial Ownership
     (Instr.  5)

     N/A
______________________________________________________________________

Explanation of Responses:

     In August 1994, Hardy v. Saliva Diagnostic Systems, Inc., Ronald L. Lealos, Eugene Seymour and Richard S. Kalin, was filed in United States District Court, District of Connecticut by Luc Hardy, a former director and officer of the Company (the "Action"). The complaint alleged several causes of action against the Company and individual defendants, including former directors and officers of the Company, including breach of Mr. Hardy's employment agreement with the Company, intentional interference with contract by the individual defendants, slander and deceptive trade practices, all arising from his employment termination by the Company. A judgment was entered against the Company on March 23, 1999 for approximately $1,675,000. Pursuant to a settlement agreement dated July 2, 1999 (the "Settlement"), the Company issued approximately 1,500,000 shares of its common stock and will pay approximately $290,000 in cash over a two-year period to Mr. Hardy. As a part of this settlement, Mr. Hardy has agreed to enter into a two-year consulting agreement pursuant to which Mr. Hardy will provide consulting services to the Company. The settlement was to become effective upon Mr. Hardy's filing of a satisfaction and release of the judgment, as well as a stipulation of dismissal with prejudice of the Action, both of which have now occurred.



     /s/Luc Hardy                       July 28, 1999
- -------------------                   -----------------------
 **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed.
     If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.